

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 30099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE SECURITIES CENTER, INC.

OFFICIAL USE ONLY
013971
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 E. STREET
(No. and Street)

CHULA VISTA (City) CA (State) 91910 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES E. BIDDLE (619) 426-3550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J. BLISS
(Name – *if individual, state last, first, middle name*)

378 E. STREET, SUITE B (Address) CHULA VISTA (City) CA (State) 91910 (Zip Code)

PROCESSED
OCT 20 2003
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
SEP 29 2003
WASH. D.C.
181
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JAMES E. BIDDLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE SECURITIES CENTER, INC., as of JUNE 30, 2003, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

James E. Biddle
Signature

PRESIDENT
Title

Amos Johnson, Jr.
Notary Public



AMOS JOHNSON JR
COMM.# 1289031
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMMISSION EXPIRES DEC 31, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SECURITIES CENTER, INC.
Chula Vista, California

FINANCIAL REPORT
June 30, 2003

ROBERT J. BLISS
Certified public Accountant
Chula Vista, California

CONTENTS

ROBERT J. BLISS
CERTIFIED PUBLIC ACCOUNTANT

378 "E" STREET SUITE B CHULA VISTA, CA 91910
(619) 585-7595 • Fax: (619) 585-7597

License #0C73717

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
The Securities Center, Inc.
Chula Vista, California

I have examined the Statement of Financial Condition of The Securities Center, Inc. as of June 30, 2003 and the related Statements of Income, Changes in Stockholders' Equity, Cash Flow, and changes in Liabilities Subordinated to Claims of General Creditors for the year then ended. These financial statements are the responsibility of the company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of The Securities Center, Inc. as of June 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Robert J. Bliss
Certifies Public Accountant
Chula Vista, California
September 15, 2003

THE SECURITIES CENTER, INC.
Statement of Financial Condition
June 30, 2003

ASSETS

Cash	$ 11,193
Receivables from brokers and dealers and clearing organizations	10,679
Marketable Securities	37,385
Total Liabilities	$ 59,257

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued Commissions Payable	$ 32,197
Payroll Taxes Payable	1,715
Total Liabilities	33,913
Stockholders' Equity	
Common Stock	110,972
Paid in Capital	15,960
Retained Earnings	(101,588)
Total Stockholders' Equity	25,344
Total Liabilities and Stockholders' Equity	$ 59,257

The Accompanying notes are an integral part of these financial statements

THE SECURITIES CENTER, INC.
Statement of Income
For the year ended June 30, 2003

Revenues	
Commissions	$ 99,435
Fees	67,063
Interest	30
Unrealized Gain	(11,903)
Capital Gain	11,200
Dividends	331
Total Income	166,156
Expenses	
Officer Salaries	38,800
Other Employee Compensation and Benefits	24,143
Commissions to registered Representatives	11,100
Regulatory Fees	3,128
Professional Fees	1,574
Other Operating Expenses	86,520
Total expenses	165,265
Income (Loss) before Income Taxes	891
Provision for Taxes	
Net Income (Loss) after taxes	$ 891

The accompanying notes are an integral part of these financial statements

THE SECURITIES CENTER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended June 30, 2003

	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Totals
Balance at 07-01-02	$ 100,972	$ 15,960	$ (102,479)	$ 24,453
Net Gain (Loss)			891	891
Balance at 06-30-03	$ 100,972	$ 15,960	$(101,588)	$ 25,344

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended June 30, 2003

Subordinated liabilities at July 1, 2002	-0-
Changes	-0-
Subordinated Liabilities at June 30, 2003	-0-

The accompanying notes are an integral part of these financial statements

THE SECURITIES CENTER, INC.
STATEMENT OF CASH FLOW
For the year ended June 30, 2003

CASH FLOW FROM OPERATING ACTIVITIES

Net Income (Loss)	$ 891
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Increase in receivables	(8,449)
Increase in accounts payable	5,250
Increase in marketable securities	(2,766)
Net Cash Provided (Used) by Operating Activities	(5,074)

CASH FLOWS FROM (USED IN) OTHER ACTIVITIES

Capital Contribution	
Purchase of securities	
Cost of securities sold	
Net cash used by other activities	
NET DECREASE IN CASH	(5,074)
CASH AT BEGINNING OF FISCAL YEAR	16,267
CASH AT END OF FISCAL YEAR	$ 11,193

The accompanying notes are an integral part of these financial statements

THE SECURITIES CENTER, INC.
NOTES TO FINANCIAL STATEMENTS
This report covers the year ending June 30, 2003

1. GENERAL

The company is a securities broker-dealer which was incorporated on July 6,1983 under the laws of the State of California. The company is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

The company records revenue on a settlement day basis, generally the third business day following the transaction date. Securities transactions of the company are on a trade date basis. Marketable securities are valued at market, and the difference between cost and market is included in income.

3. ORGANIZATION COSTS

Organization costs were amortized over five years on a straight-line basis. Amortization has been completed.

4. RESERVE REQUIREMENTS

The company is exempt from the provisions of Rule 15c3-3. It does not maintain physical custody of securities. Because of the exemption the company is not required to prepare a determination of Reserve Requirement for brokers and dealers.

5. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2003 the company had net capital of $9,460 which was $4,460 in excess of its required amount of $5,000. The aggregate indebtedness to net capital ratio was 3.53 to 1.

6. DEPRECIATION

The company purchased a computer system in 1998 for $6,835. This system has been expenses for financial reporting and for income tax reporting.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

THE SECURITIES CENTER, INC.

As of June 30, 2003

THE SECURITIES CENTER, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2003

NET CAPITAL	
Total Stockholders' equity	$ 25,344
Additions	
Deductions and/or charges	
Net capital before haircuts on securities positions	25,344
Haircuts on securities	15,884
Net capital	$ 9,460
AGGREGATE INDEBTEDNESS	
From statement of Financial Condition	
Payables and accrued expenses	$ 33,913
Total aggregate indebtedness	$ 33,913
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Minimum net dollar capital required	5,000
Net capital required	5,000
Excess net capital at 1500%	
Excess net capital at 1000%	
Ratio: Aggregate indebtedness to net capital	3.58 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(of net capital in Part IIA of Form X-17A-5 as of June 30. 2003)

No material differences exist

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

The company is exempted from this computation under Rule 15c3-3, section (K)(2)(B).

THE SECURITIES CENTER, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The company is exempt from this rule.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

ROBERT J. BLISS
CERTIFIED PUBLIC ACCOUNTANT

378 "E" STREET SUITE B CHULA VISTA, CA 91910
(619) 585-7595 • Fax: (619) 585-7597

License #0C73717

REPORT OF INTERNAL ACCOUNTING CONTROL

Board of Directors
The Securities Center, Inc.
Chula Vista, California

I have examined the financial statements of The Securities Center, Inc. for the year ended June 30, 2003 and have issued my report thereon dated September 15, 2003. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. This study and evaluation included the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

Since the company does not carry customers account, I did not review the requirement for prompt payment for securities, the possession or control practices, or the procedures regarding quarterly securities examinations, counts, verifications and comparisons and the recordation of differences.

The management of the company is responsible for establishing and maintaining a system of internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of the system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarding against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles

Because of inherent limitations in any internal accounting control system or the practices and procedures referred to above, errors and irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

REPORT ON INTERNAL ACCOUNTING CONTROL

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system in internal accounting control of The Securities Center, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.



Chula Vista, California

Robert J. Bliss
Certifies Public Accountant

THE SECURITIES CENTER, INC.

Procedures related to Form SIPC-7 and SIPC-6
June 30, 2003

The firm's gross annual revenue is below $500,000, therefore the supplemental report and the opinion of the independent public accountant are not required per NASD Notice 89-25.